July 27, 2021
VIA EDGAR AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Keira Nakada
Doug Jones
Cara Wirth
Jacqueline Kaufman

Re:	Riskified Ltd.
Registration Statement on Form F-1 (File No. 333-257603)
Request for Acceleration of Effective Date
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representatives”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have distributed approximately 3,175 copies of the Preliminary Prospectus, dated July 19, 2021, from July 19, 2021 through the date hereof, to underwriters, dealers, institutions and others.
We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.
In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on July 28, 2021, or at such later time as the registrant’s counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

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Very truly yours,

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC

As Representatives of the Several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
	Name:	William Connolly
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
	Name:	Ilana Foni
	Title:	Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Cyril Paleath
	Name:	Cyril Paleath
	Title:	Director

[Signature Page to Acceleration Request]